Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF LIMITED PARTNERSHIP

1.	The name of the limited partnership is Phillips 66 Partners LP.

2.	The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the city of Wilmington, DE 19808.

3.	The name and address of the registered agent is Corporation Service Company, 2711 Centerville Road, Suite 400 in the city of Wilmington, DE 19808.

4.	There is one general partner of the limited partnership.

5.	The General Partner is:

Phillips 66 Partners GP LLC

3010 Briarpark Drive

Houston, TX 77042

6.	The effective date of this Certificate of Limited Partnership is 5 p.m. February 20, 2013.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Limited Partnership this 20th day of February 2013.

PHILLIPS 66 PARTNERS GP LLC,
General Partner

By:	/s/ Bradley F. Stuebing
Bradley F. Stuebing
Authorized Person